December 23, 2011	News Release 11-26

SILVER STANDARD FILES NI 43-101 TECHNICAL REPORT FOR PIRQUITAS MINERAL
RESOURCES AND RESERVE ESTIMATES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announces that the technical report on the updated Mineral Resources and Reserve estimates for the Pirquitas Mine titled "NI 43-101 Technical Report on the Pirquitas Mine," (the "2011 Technical Report") has been filed on SEDAR in compliance with National Instrument 43-101 ("NI 43-101") requirements. This filing is further to the Company’s announced Mineral Resources and Reserve estimates on November 9, 2011.

The 2011 Technical Report was prepared for the Company by Dr. Warwick Board, Ph.D. (Geology), P. Geo., who has been employed by the Company as Senior Resource Geologist since August 2009; R. Bruce Kennedy, BS (Mining Engineering), P.E., who is the General Manager of the Pirquitas Mine, having joined the Company in March 2011 and Trevor J. Yeomans, P. Eng. ACSM, Director of Metallurgy for the Company since March 2011, each of whom is a Qualified Person as defined under NI 43-101.

The 2011 Technical Report estimates the Pirquitas Mineral Resources and Reserve as of September 30, 2011, as shown in Appendix 1. The 2011 Technical Report has been filed under the Company's profile on SEDAR (www.sedar.com) and can also be viewed on the Company's website at www.silverstandard.com.

For further information contact:

Ian Chadsey
Director Investor Relations
N.A. toll-free: (888) 338-0046
Telephone: (604) 484-8216
E-Mail: invest@silverstandard.com

Appendix 1

Table 1-1	Mineral Resources Estimate for the Pirquitas Property, as of September 30, 2011.
(Total Measured and Indicated Resources are Inclusive of Total Reserve)

Cut- off Ag (g/t)	Resource Category	Tonnes (Mt)	Ag (g/t)	Zn (%)	Sn (%)	Contained Ag (Moz)	Contained Zn (Mlbs)	Contained Sn (Mlbs)
Resource
40	Measured	15.3	143.4	0.50	0.23	70.5	167.2	76.9
50		13.5	156.2	0.49	0.24	68.0	144.9	72.2
60		11.9	169.7	0.48	0.25	65.2	126.1	67.0

40	Indicated	19.3	127.0	0.89	0.19	79.0	380.7	78.9
50		16.3	142.3	0.91	0.20	74.6	328.4	70.3
60		13.9	157.4	0.93	0.21	70.4	283.8	63.1

40	Measured + Indicated	34.6	134.2	0.72	0.20	149.5	548.0	155.8
50		29.8	148.6	0.72	0.22	142.6	473.3	142.4
60		25.8	163.1	0.72	0.23	135.5	409.9	130.1
Stockpiles
See note[1]	Indicated	3.0	78.5	1.50	0.11	7.5	98.1	7.3
Combined Mineral Resources and Stockpiles
See note[1]	Measured + Indicated	32.8	142.2	0.79	0.21	150.1	571.4	149.7

Notes:

  Reported Mineral Resources are estimated below the as-mined surface as of September 30, 2011, and are presented inclusive of Mineral Reserve.
  The above Mineral Resources are reported at a range of potentially economic silver cut-off grades to demonstrate sensitivity, whilst retaining reasonable prospects for economic extraction (coherent zones of mineralization are retained at each cut-off presented such that pit optimization studies would be able to potentially mine all of the reported mineralization under appropriate mining, economic, socio-economic, environmental, and political conditions).
  Dr. Warwick S. Board, B.Sc. Ph.D P.Geo. is the qualified person for the reported Mineral Resource estimate.
  A cut-off grade of 50 g/t Ag is considered the most appropriate cut-off grade for reporting the Pirquitas Mineral Resources, based on Silver Standard’s knowledge of the grade continuity and likely economic extractability of the mineralization within the Pirquitas deposit, experience with its other silver deposits, and the relative value of silver compared to zinc and tin for the Pirquitas deposit. This cut-off grade has not been demonstrated by detailed mine planning and economic studies, and does not take the economics of zinc or tin into account.
  Figures may not total exactly due to rounding.

1 Stockpile data based on inclusion of mined material reported above an NSR cut-off of $15.00/tonne, the majority of which is above 50 g/t Ag. NSR cut-off was based on economic parameters used in 2009, including: $11.00/oz Ag, $0.70/lb Zn, $5.00/lb Sn. Silver Standard added the stockpile data above an NSR cut-off of $15.00/tonne to the Measured and Indicated Mineral Resource above a 50 g/t Ag cut-off to provide the final September 30, 2011 Mineral Resources estimate.

Table 1-2	Inferred Mineral Resources Estimate for the Pirquitas Property, as of September 30, 2011.

Area	Cut- off Ag (g/t)	Resource Category	Tonnes (Mt)	Ag (g/t)	Zn (%)	Sn (%)	Contained Ag (Moz)	Contained Zn (Mlbs)	Contained Sn (Mlbs)
Mining Area	40	Inferred	0.05	69.7	0.9	0.2	0.1	1.0	0.3
	50		0.03	82.4	0.6	0.3	0.1	0.5	0.2
	60		0.02	108.5	0.8	0.3	0.1	0.3	0.1

Cortaderas Breccia Zone	40	Inferred	2.3	139.4	5.1	0.1	10.3	258.6	6.1
	50		2.0	152.0	5.4	0.1	9.9	239.3	5.8
	60		1.9	160.6	5.5	0.1	9.6	227.1	5.5

Cortaderas Valley Zone	40	Inferred	7.5	67.4	1.1	0.01	16.2	172.2	1.02
	50		5.0	78.6	1.1	0.01	12.6	120.8	0.5
	60		3.6	87.8	1.1	0.00	10.2	89.2	0.4

Total	40	Inferred	9.8	84.2	2.0	0.03	26.6	431.8	7.3
	50		7.0	99.7	2.3	0.04	22.6	360.5	6.5
	60		5.5	112.5	2.6	0.05	19.9	316.5	6.0

Notes:

  Mining Area includes San Miguel, Potosí, and Oploca Vein zones.
  Reported Inferred Mineral Resource for Mining Area is estimated below the as-mined surface as of September 30, 2011.
  Reported Inferred Mineral Resource for Cortaderas Breccia and Valley zones is estimated below topography.
  All comments with respect to the selected Ag cut-off grades noted in Table 1-1 apply to Table 1-2.
  Figures may not total exactly due to rounding.

Table 1-3          Mineral Reserve Estimate for the Pirquitas Property, as of September 30, 2011.

	Tonnage Mt	Silver g/t	Tin %	Zinc %	Silver Moz	Tin Mlb	Zinc Mlb
Proven Probable Reserve Stockpiles	10.4 5.1 1.2	181.2 168.9 129.2	0.26 0.19 0.15	0.52 1.04 1.03	60.4 27.6 5.0	59.7 21.4 4.1	117.9 117.1 27.6
Total	16.7	173.7	0.23	0.71	93.1	85.1	262.5

Notes:

  CIM (2010) Definition Standards were used in the generation of Mineral Reserve estimate classification.
  Mineral Reserve is estimated at a cut-off grade of $35.52/tonne NSR.
  Mineral Reserve is estimated using an average silver price of $25.00 per ounce and an average zinc price of $1.09 per pound (equivalent to $2,403/tonne). No economic benefit was assigned to the tin grade.
  Figures may not total due to rounding.
  R. Bruce Kennedy, BS (Mining Engineering), P.E. is the Qualified Person for the reported Mineral Reserve estimate.
  Trevor Yeomans, B.Sc. (Mineral Processing), P. Eng. is the Qualified Person who provided metallurgical parameters that were incorporated in the Mineral Reserve estimate.
  Mineral Reserve was estimated using the Measured and Indicated Mineral Resources shown in Table 1-1, excluding 1.2 Mt Indicated Mineral Resource estimated for the Oploca Vein to contain approximately 8.2 million ounces of silver. The estimated Oploca Vein Mineral Resource lies just beyond the southern limits of the current pit design and therefore is not included in the Mineral Reserve estimate, see Section 15.9.1 of the 2011 Technical Report.
  Mining costs are as per 2011 actual costs, with estimated productivity changes incorporated.

  Mill and general administrative costs were estimated on the basis of 2011 actual costs, incorporating projections to full and stable production.
  The Mineral Reserve is quoted within a pit design that utilizes geotechnical parameters proven from actual performance. The design was created using a geometry guideline from a Lerchs-Grossman algorithm that maximizes the Mineral Reserve cash flow.
  Average open-pit strip ratio of 4.89:1 total:ore was used.
  Metallurgical recovery formulas were applied for silver and zinc concentrates that reflect increasing recovery with increasing head grade. Average metallurgical recovery for silver is 79.8% and for zinc 42.9%.

Cautionary Statements on Forward Looking Information:

The news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward looking statements”) related to the Company and its operations, and in particular, the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. Statements concerning mineral resources and reserve estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward looking statements relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at our Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects including: future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of development or production at our mineral exploration properties; risks and uncertainties associated with new mining operations, including start-up delays and operational issues; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the mineral resources and reserve estimates and related assumptions and the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; our history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserve; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties and the surface rights thereon; our ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of our directors’ and officers’ involvement with other natural resource companies; our ability to attract and retain qualified management to grow our business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; our ability to maintain adequate internal control over financial reporting; our ability to monetize the full value of our interest in Pretium Resources and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.